

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 21, 2009

<u>Via U.S. Mail</u>

Mr. Michael J. Tokich
Chief Financial Officer
Steris Corporation
5960 Heisley Road
Mentor, Ohio   44060

  Re: Steris Corporation
    Form 10-K for the Year Ended March 31, 2008
    File No. 001-14643

Dear Mr. Tokich:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief